SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                    CB RICHARD ELLIS SERVICES, INC.
                ----------------------------------------
                           (Name of Issuer)


                    Common Stock, $0.01 par value
                ----------------------------------------
                   (Title of Class of Securities)


                              12489L108
                ----------------------------------------
                           (CUSIP Number)

                           Donald M. Koll
                       4343 Von Karman Avenue
                   Newport Beach, California 92660
                           (949) 833-3023
                ----------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            With a copy to:
                           Gary J. Singer, Esq.
                         O'Melveny & Myers LLP
                        610 Newport Center Drive
                              Suite 1700
                     Newport Beach, California 92660

                          November 10, 2000
                ----------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OR REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
    DONALD M. KOLL

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [X]
                                                       (b)  [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*:
      OO (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       United States



 NUMBER OF            7.  SOLE VOTING POWER
   SHARES                    -0-
BENEFICIALLY          8.  SHARED VOTING POWER
 OWNED BY                   8,564,419 (See Item 5)
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING                   -0-
  PERSON             10.  SHARED DISPOSITIVE POWER
   WITH                     8,564,419 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,564,419 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       40.4% (See Item 5)


14.  TYPE OF REPORTING PERSON
          IN

*See Instructions Before Filling Out!

1.  NAME OR REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
    THE DONALD M. KOLL SEPARATE PROPERTY TRUST
    U/T/D APRIL 8, 1998

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [X]
                                                       (b)  [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*:
      OO (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       California

 NUMBER OF            7.  SOLE VOTING POWER
   SHARES                    -0-
BENEFICIALLY          8.  SHARED VOTING POWER
 OWNED BY                   8,564,419 (See Item 5)
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING                   -0-
  PERSON             10.  SHARED DISPOSITIVE POWER
   WITH                     8,564,419 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,564,419 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       40.4% (See Item 5)

14.  TYPE OF REPORTING PERSON
          00

*See Instructions Before Filling Out!

1.  NAME OR REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
    THE KOLL COMPANY
    95-2262089

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [X]
                                                       (b)  [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*:
      OO (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       California

 NUMBER OF            7.  SOLE VOTING POWER
   SHARES                    -0-
BENEFICIALLY          8.  SHARED VOTING POWER
 OWNED BY                   8,564,419 (See Item 5)
   EACH               9.  SOLE DISPOSITIVE POWER
 REPORTING                   -0-
  PERSON             10.  SHARED DISPOSITIVE POWER
   WITH                     8,564,419 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,564,419 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       40.4% (See Item 5)

14.  TYPE OF REPORTING PERSON
          C0

*See Instructions Before Filling Out!

1.  NAME OR REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
    THE KOLL HOLDING COMPANY
    33-0657131

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [X]
                                                       (b)  [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*:
      OO (See Item 3)

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       California

 NUMBER OF            7.  SOLE VOTING POWER
  SHARES                     -0-
BENEFICIALLY
  OWNED BY            8.  SHARED VOTING POWER
   EACH                     8,564,419 (See Item 5)
 REPORTING            9.  SOLE DISPOSITIVE POWER
  PERSON                     -0-
   WITH              10.  SHARED DISPOSITIVE POWER
                            8,564,419 (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,564,419 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       40.4% (See Item 5)

14.  TYPE OF REPORTING PERSON
          C0

*See Instructions Before Filling Out!

Item 1.  Security and Issuer

     This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of CB Richard Ellis Services, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 200 North Sepulveda Boulevard, Suite 300, El Segundo,
California  90245.

Item 2.  Identity and Background.

     This Statement on Schedule 13D is being filed pursuant to the Joint Reporting Agreement attached hereto as Exhibit 4 on behalf of (i) Donald M. Koll ("Koll"); (ii) the Donald M. Koll Separate Property Trust u/d/t April 8, 1999 ("Koll Trust"); (iii) The Koll Company, a California corporation ("Koll Co."); and (iv) The Koll Holding Company, a California corporation ("Koll Holding") (collectively with the foregoing clauses (i) through (iii), the "Reporting Persons").

     Koll Holding is wholly owned by Koll Co., which is wholly owned by the Koll Trust. Koll is the sole trustee of the Koll Trust. Koll is a United States citizen and a Director of the Issuer. Koll Co. is a diversified real estate services firm. Koll Holding was formed to acquire and hold equity in Koll Real Estate Services, which was acquired by the Issuer on August 28, 1997 (as further described in Item 4 hereto). The principal office and business address of Koll Holding, Koll Co. and Koll is 4343 Von Karman Avenue, Newport Beach, California 92660.

     None of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     As described in Items 3 and 4 below, BLUM CB Corp., a Delaware corporation ("Newco"), submitted a merger proposal to the Issuer pursuant to which it would, subject to the conditions set forth in such proposal, merge into the Issuer and the holders of the Common Stock (other than certain holders described in Item 4 below) would receive consideration of $15.50 per share in cash in exchange for their shares of Common Stock. As further described in Items 3 and 4 below, Koll Holding, RCBA Strategic Partners, L.P., a Delaware limited partnership ("Strategic"), FS Equity Partners III, L.P., a Delaware limited partnership ("FSEP III"), FS Equity Partners International, L.P. ("FSEP International"), Raymond E. Wirta ("Wirta"), W. Brett White ("White") and Frederic V. Malek
("Malek," and together with Wirta and White, the "Other Parties") have entered into a letter agreement, dated as of November 10, 2000 (such letter, the "Letter Agreement") (attached hereto as
Exhibit 1), pursuant to which, among other things, the parties to the Letter Agreement other than Strategic have agreed to certain terms with respect to their ability to vote or to dispose of the shares of Common Stock beneficially owned by them. As a result of the Letter Agreement, the Reporting Persons, together with Newco, BLUM Capital Partners, L.P., a California limited partnership ("BLUM LP"), Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."), RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"), Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP (collectively with BLUM LP, RCBA Inc.,
Strategic, RCBA GP and Newco, the "BLUM Parties"), FSEP III, FS Capital Partners, L.P., a California limited partnership ("FS Capital"), FS Holdings, Inc., a California corporation ("FS Holdings"), FSEP International, FS&Co. International, L.P., a Cayman Islands exempted limited partnership ("FS&Co. International"), FS International Holdings Limited, a Cayman Islands exempted company limited by shares ("International Holdings"), Bradford M. Freeman ("Freeman"), Ronald P. Spogli ("Spogli"), William M. Wardlaw ("Wardlaw"), J. Frederick Simmons ("Simmons"), John M. Roth ("Roth"), Charles P. Rullman, Jr. ("Rullman," and together with FSEP III, FS Capital, FS Holdings, FSEP International, FS&Co. International, International Holdings, Freeman, Spogli, Wardlaw, Simmons and Roth, the "FS Parties") and the Other Parties may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated by the Securities and Exchange Commission thereunder, the "Exchange Act").

     The Reporting Persons have been advised by the BLUM Parties of the following information with respect to the BLUM Parties as set forth below:

     Newco is a Delaware corporation newly formed by Strategic. The principal business of Newco is to engage in the Proposed
Transaction described in Items 3 and 4 below. The principal business office address of Newco is 909 Montgomery Street, Suite
400, San Francisco, California 94133.

     Strategic is a Delaware limited partnership whose principal business is investing in securities and whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

     RCBA GP is a Delaware limited liability company whose principal business is acting as the sole general partner of Strategic. The principal business office address of RCBA GP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of RCBA GP, their addresses, citizenship and principal occupations are as follows:

                                                           Principal
Name and                                                   Occupation
Office Held           Business Address       Citizenship   or Employment
---------------------------------------------------------------------------

Richard C. Blum       909 Montgomery Street    USA         President and
Managing Member       Suite 400                            Chairman, BLUM LP
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery Street    Norway      Managing Partner,
Managing Member       Suite 400                            BLUM LP
                      San Francisco, CA 94133

Jeffrey W. Ubben      909 Montgomery Street    USA         Managing Partner,
Managing Member       Suite 400                            BLUM LP
                      San Francisco, CA 94133

George F. Hamel, Jr.  909 Montgomery Street    USA         Partner, BLUM LP
Member               Suite 400
                     San Francisco,
                     CA  94133

Marc T. Scholvinck   909 Montgomery Street     USA        Partner and Chief
Member               Suite 400                            Financial Officer
                     San Francisco,                       BLUM LP
                     CA  94133

Murray A. Indick     909 Montgomery Street     USA       Partner and General
Member               Suite 400                           Counsel, BLUM LP
                     San Francisco, CA 94133

John C. Walker       909 Montgomery Street     USA       Partner, BLUM LP
Member               Suite 400
                     San Francisco, CA 94133

     BLUM LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. BLUM LP is a registered investment adviser with the Securities and Exchange Commission. The sole general partner of BLUM LP is RCBA Inc. The principal business office address of BLUM LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133.
The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

                                                           Principal
Name and                                                   Occupation
Office Held           Business Address       Citizenship   or Employment
---------------------------------------------------------------------------

Richard C. Blum      909 Montgomery Street     USA        President and
President,           Suite 400                            Chairman,
Chairman and         San Francisco, CA 94133              BLUM LP
Director

Nils Colin  Lind     909 Montgomery Street     Norway     Managing Partner,
Managing Partner     Suite 400                            BLUM LP
and Director         San Francisco, CA  94133

Jeffrey W. Ubben     909 Montgomery Street     USA          Managing Partner,
Managing Partner     Suite 400                              BLUM LP
and Director         San Francisco, CA  94133

Claus J. Moller      909 Montgomery Street     Denmark      Managing Partner,
Managing Partner     San Francisco, CA 94133                BLUM LP
and Director

George F. Hamel, Jr. 909 Montgomery Street     USA          Partner, BLUM LP
Partner              Suite 400
                     San Francisco, CA 94133

Marc T. Scholvinck   909 Montgomery Street     USA          Partner and Chief
Partner, Chief       Suite 400                              Financial Officer,
Financial Officer,   San Francisco, CA 94133                BLUM LP
Assistant Secretary
and Director

Murray A. Indick     909 Montgomery Street     USA          Partner and General
Partner, General     Suite 400                              Counsel, BLUM LP
Counsel and          San Francisco, CA 94133
Secretary

John C. Walker       909 Montgomery Street     USA          Partner, BLUM LP
Partner              Suite 400
                     San Francisco, CA 94133

Kevin A. Richardson  909 Montgomery Street     USA          Partner, BLUM LP
Partner              Suite 400
                     San Francisco, CA 94133

     The Reporting Persons have been advised by the FS Parties of the following information with respect to the FS Parties as set forth below:

     FS Holdings is the general partner of FS Capital, which is the general partner of FSEP III. International Holdings is the general partner of FS&Co. International, which is the general partner of FSEP International.

     FSEP III, FS Capital and FS Holdings each has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP III was formed to make private equity investments. FS Capital and FS Holdings were each formed to organize and manage the transactions in which FSEP III is the principal investor.

     FSEP International, FS&Co. International and International Holdings each has its principal business address and its principal office at c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, P.O. Box 1111, Grand Cayman, Cayman Islands, B.W.I. FSEP International was formed to make private equity investments. FS&Co. International and International Holdings were each formed to organize and manage the transactions in which FSEP International is the principal investor.

     Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman are the directors, executive officers and sole shareholders of FS Holdings and International Holdings. The principal occupation of each of Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman is to serve as the directors and executive officers of Freeman Spogli & Co. Incorporated, a Delaware corporation formed to make private equity investments ("FS&Co."). Each of Freeman, Spogli, Wardlaw,

Simmons and Rullman has his principal business address and his principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles,
California 90025. Roth has his principal business address and his principal office at 599 Lexington Avenue, 18th Floor, New York,
New York 10022.

     The Reporting Persons have been advised by the Other Parties of the following information with respect to the Other Parties as set forth below:

     Wirta is a United States citizen whose principal occupation is Chief Executive Officer and a Director of the Issuer. His business address is CB Richard Ellis Services, Inc., 200 North
Sepulveda Boulevard, El Segundo, California  90245-4380.

     White is a United States citizen whose principal occupation is Chief Operating Officer and a Director of the Issuer. His business address is CB Richard Ellis Services, Inc., 200 North
Sepulveda Boulevard, El Segundo, California  90245-4380.

     Malek is a United States citizen and a Director of the Issuer. His principal business occupation is Chairman of Thayer Capital
Partners.  His business address is Thayer Capital Partners, 1455
Pennsylvania Avenue, N.W., Suite 350, Washington DC  20004.

     The BLUM Parties, the FS Parties and the Other Parties have advised the Reporting Persons that, during the last five years, to the best knowledge of the BLUM Parties, the FS Parties and the Other Parties, respectively, none of the BLUM Parties, the FS Parties or the Other Parties has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Proposed Transaction (as defined in Item 4 below) would be funded through a combination of equity and debt financing.
Pursuant to, and subject to the terms and conditions of, the Letter Agreement, Koll Holding will contribute to Newco all of the Common Stock beneficially owned by it and Strategic and/or its affiliates are prepared to provide up to approximately $118.1 million of equity to Newco for the Proposed Transaction.
In addition, Newco has had discussions with Credit Suisse First Boston to provide debt financing to consummate the Proposed Transaction; however, Newco has not yet entered into a commitment letter with respect to the debt financing for the Proposed Transaction, and there is no assurance that one will be successfully obtained. In addition, the proposed financing of the Proposed Transaction may change based on availability of such financing and other facts and circumstances with respect to such Proposed Transaction or financing.

     None of the Reporting Persons has contributed any funds or other consideration toward the purchase of the shares of Issuer Common
Stock that may be deemed to be beneficially owned by the BLUM
Parties, the FS Parties or the Other Parties as described in Item
5.

     The transactions contemplated by the Letter Agreement are subject to a number of terms and conditions set forth therein, including, among others, the approval of the Issuer's Board of Directors, the execution of mutually acceptable documentation and the satisfaction of the conditions set forth in the Proposal Letter
(as defined in Item 4 below). The information set forth in response to this Item 3 is qualified in its entirety by reference to the Letter Agreement (attached hereto as Exhibit 1), which is expressly incorporated herein by reference.

Item 4.  Purpose of Transaction.

     As described in a letter, dated November 10, 2000, from Newco to the Issuer (the "Proposal Letter") (attached hereto as Exhibit 2), Newco has made a proposal with respect to a transaction in which Newco would merge with and into the Issuer (the "Proposed Transaction"). Pursuant to the terms of the Proposed Transaction, among other things, (i) each of Koll Holding, Strategic, FSEP III, FSEP International and the Other Parties will contribute all of the shares of Common Stock beneficially owned by such person to Newco in exchange for newly-issued shares of Newco, and (ii) immediately following completion of the foregoing contributions, Newco will be merged into the Issuer. Pursuant to the merger, all shares of the Common Stock (other than the shares held by Newco) will be converted into the right to receive consideration of $15.50 per share, all shares of Common Stock held by Newco will be cancelled and all shares of common stock of Newco will be converted into shares of the Common Stock. In connection with the Proposed Transaction, the Common Stock would be delisted from the New York Stock Exchange. The Reporting Persons currently do not intend to deregister the Common Stock under the Exchange Act but may do so in the future, to the extent permitted under the Exchange Act.

     Annex B of the Letter Agreement provides that the Board of Directors of the Issuer after consummation of the Proposed Transaction will consist of six directors, including three directors designated by Strategic, one director designated by the FS Parties, and Wirta and White (each for so long as he remains an employee of the Issuer). In addition, Strategic will be entitled to designate one additional director at any time.

     The Proposal Letter provides that the Proposed Transaction would be subject to a number of conditions, including, among others, (i) approval by the Issuer's Board of Directors and stockholders pursuant to the requirements of Delaware law and the rules of the New York Stock Exchange, (ii) receipt of any material governmental and third party approvals (including expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), (iii) receipt of consents from the holders of a majority of the Issuer's outstanding 8-7/8% Senior Subordinated Notes due 2006, (iv) completion of the financing arrangements necessary to consummate the Proposed Transaction,
(v) completion of confirmatory due diligence and (vi) the negotiation and execution of definitive agreements providing for the Proposed Transaction and the transactions described in the Letter Agreement and the satisfaction of the conditions set forth therein, including a mutually satisfactory definitive merger agreement which would contain customary covenants, representations, warranties, conditions and other provisions normal to such agreements.

     Newco's proposal contained in the Proposal Letter expires by its terms at 5:00 p.m. Pacific Standard Time on December 1, 2000. All decisions regarding the Proposed Transaction will be made by the BLUM Parties. The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may at any time and from time to time acquire shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

     The Reporting Persons originally acquired the shares of Common Stock beneficially owned by them (i) in Koll's capacity as a Director of the Issuer and (ii) pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of May 14, 1997 (the "Merger Agreement") by and among the Issuer, CBC Acquisition Corporation, a Delaware corporation ("Acquisition Corp."), Koll Real Estate Services (formerly KMS Holding Corporation), a Delaware corporation ("KRES"), FSEP III, FSEP International, AP KMS Partners, L.P., AP KMS II, LLC, Koll Holding, Koll, William S. Rothe and Wirta. On August 28, 1997, Acquisition Corp. was merged with and into KRES (the "Merger") and KRES became a wholly-owned subsidiary of the Issuer. In the Merger, Koll Holding received 734,290 shares of the Common
Stock and warrants to acquire 78,746 shares of the Common Stock. In addition, Koll received an option to purchase 250,000 shares of the Common Stock in the same transaction.

     The Reporting Persons have been advised that the BLUM Parties originally acquired the shares of Common Stock beneficially owned by them through open market purchases of the Common Stock.
Blum serves on the Issuer's Board of Directors.

     The Reporting Persons have been advised that each of the FS Parties originally acquired the shares of Common Stock beneficially owned by them pursuant to the Merger Agreement. In the Merger, FSEP III received 3,278,448 shares of Common Stock and warrants to acquire 351,585 shares of Common Stock (the "FSEP III Warrant") and FSEP International received 124,015 shares of Common Stock and warrants to acquire 13,299 shares of Common Stock (the "FSEP International Warrant", and collectively with the FSEP Warrant, the "FS Warrants").

     The Letter Agreement provides, among other things, that upon completion of the Proposed Transaction, the FS Warrants will be cancelled and the Issuer will issue a new warrant to each of FSEP III and FSEP International, which warrants will expire on August 27, 2007 and, collectively, be exercisable for a number of shares of Common Stock equal to the number that represents the same percentage of the total outstanding shares of Common Stock immediately after the consummation of the Proposed Transaction as the FS Warrants were entitled to immediately prior to the consummation of the Proposed Transaction.

     Freeman serves on the Issuer's Board of Directors.

     The Reporting Persons have been advised that the Other Parties originally acquired the shares of Common Stock beneficially owned by them as follows. Wirta acquired beneficial ownership over
(i) 577,526 shares of the Common Stock pursuant to an option and warrant granted by Koll Holding and (ii) 70,000 shares of the Common Stock in his capacity as an officer and director of the Issuer. White acquired beneficial ownership over 125,200 shares of the Common Stock in his capacity as an officer and director of the Issuer. Malek received the shares beneficially owned by him as an investor in the Issuer, in subsequent purchases, and in his capacity as a director of the Issuer.

     Malek, White and Wirta serve on the Issuer's Board of Directors.

     Other than as described above in Item 3 and this Item 4, none of the Reporting Persons have, and the Reporting Persons have been advised by the BLUM Parties, the FS Parties and the Other Parties that none of the BLUM Parties, the FS Parties or the Other Parties, respectively, have, any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Letter Agreement (attached hereto as Exhibit 1) and the Proposal Letter (attached hereto as
Exhibit 2), each of which is expressly incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     (a), (b) The Reporting Persons believe that there are currently 21,213,928 shares of Common Stock outstanding. Koll Holding owns 1,132,886 shares of the Common Stock (the "Koll Shares"), which include 398,596 shares of Common Stock underlying stock options and warrants which are currently exercisable or will become exercisable within 60 days after November 10, 2000. As described below in Item 6, Koll Holding has granted an option and warrant to Wirta exercisable for up to 577,526 shares of the Koll Shares.
Under the option agreement, Koll Holding presently has no right to dispose of the shares subject to the option, although it retains voting power over the shares. Koll Holding is wholly owned by Koll Co., which is wholly owned by the Koll Trust, of which Koll is the sole trustee. As such, each of the Reporting Persons is deemed to beneficially own all of the Koll Shares. Based on the assumption that there are 21,213,928 shares of Common Stock outstanding, these holdings constitute approximately 5.3% of the Common Stock.

     As a result of the matters described in Items 2, 3 and 4 above, the Reporting Persons together with the BLUM Parties, the FS
Parties and the Other Parties may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act and the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed to be beneficially owned by the BLUM Parties, the FS Parties and the Other Parties.

     The Reporting Persons have been advised that based on the assumption that there are 21,213,928 shares of Common Stock outstanding, (i) Strategic reports direct holdings of 2,345,900 shares of the Common Stock (11.1%), and (ii) BLUM LP and RCBA Inc. report holdings of 1,077,986 shares of the Common Stock (5.1%) owned directly by BLUM LP or the limited partnerships for which BLUM LP serves as the general partner and BLUM LP's investment advisory accounts.

     As a result of the matters described in Items 2, 3 and 4 above, Newco, which was formed by Strategic, may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed to be owned by the Reporting Persons.

     The Reporting Persons have been advised that based on the assumption that there are 21,213,928 shares of Common Stock outstanding, (i) FSEP III, FS Capital and FS Holdings each is deemed to beneficially own 3,278,448 shares (15.5%) of the Common Stock, (ii) FSEP International, FS&Co. International and International Holdings each is deemed to beneficially own 124,015 shares (less than 1%) of Common Stock and (iii) Freeman, Spogli, Wardlaw,

Simmons, Roth and Rullman each is deemed to beneficially own 3,402,463 shares (16.0%) of the Common Stock. The Reporting Persons have been further advised that, as directors, executive officers and shareholders of FS Holdings and International Holdings, Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman may be deemed to be the beneficial owners of the securities beneficially owned by FS Holdings and International Holdings.

     The Reporting Persons have been advised that Wirta currently owns 70,000 shares of Common Stock which includes 35,000 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after November 10, 2000. In addition, as described below in Item 6,
Wirta holds an immediately-exercisable option to purchase 521,590 shares of Common Stock, and warrants to acquire 55,936 shares of Common Stock, from Koll Holding. As such, Wirta is deemed to beneficially own 647,526 shares of Common Stock, which constitute approximately 3.1% of the Common Stock.

      The Reporting Persons have been advised that White beneficially owns 125,200 shares of Common Stock which includes 66,600 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after November 10, 2000. These holdings constitute less than one percent of the Common Stock.

     The Reporting Persons have been advised that Malek beneficially owns 409,984 shares of Common Stock which includes 12,110 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after November 8, 2000. These holdings constitute approximately 1.9% percent of the Common Stock.

     The Reporting Persons have been advised that, except as disclosed in this Schedule 13D, each of the Other Parties has sole power (and does not share any power) to vote or direct the vote of all shares of Common Stock beneficially owned by him or it and has sole power (and does not share any power) to dispose or to direct the disposition all shares of Common Stock beneficially owned by him or it.

     Other than as set forth above, the Reporting Persons have been advised by the BLUM Parties, the FS Parties and the Other Parties that, as of November 8, 2000, none of the BLUM Parties, the FS Parties or the Other Parties, respectively, beneficially owns any shares of any class of capital stock of the Issuer.

    (c) None of the Reporting Persons has effected any transactions in any shares of Common Stock during the 60-day period ended
November 9, 2000 except as disclosed in this Schedule 13D.

    The Reporting Persons have been advised by the Blum Parties, the FS Parties and the Other Parties that none of the Blum Parties, the FS Parties or the Other Parties, respectively, has effected any transactions in any shares of Common Stock during the 60-day period ended November 10, 2000, except as disclosed in this
Schedule 13D.

     (d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer acquired by the Reporting Persons as described in Item 5. The Reporting Persons have been advised that no person other than the BLUM Parties, the FS Parties and the Other Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the BLUM Parties, the FS Parties or the Other Parties, respectively, as described above.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

     On August 27, 1997, in connection with the merger of KRES into a wholly-owned subsidiary of the Issuer in exchange for shares of the Common Stock and warrants to acquire additional shares of the Common Stock (as described above in Item 4), Koll Co., Koll
Holding and KRES entered into an Amended and Restated Option Agreement ("Option Agreement") with Wirta (attached hereto as
Exhibit 3), pursuant to which an option previously granted to Wirta to purchase 672,000 shares of KRES common stock was converted into (i) an immediately-exercisable option ("Option") to purchase up to 521,590 shares of the Common Stock from Koll
Holding at an exercise price of $5.84 and (ii) the right to obtain in connection with each exercise of such Option .1072413 warrants per share of Common Stock rounded to the nearest warrant, for a maximum of 55,936 shares of the Common Stock. The exercise period for the Option and warrants currently extends to May 30, 2004.
Under the Option Agreement, Koll Holding may not sell any shares of the Common Stock or exercise or transfer any warrants to acquire the Common Stock if as a result of such sale, exercise or transfer Koll Holding will not retain a sufficient number of shares of Common Stock and warrants to permit Wirta to exercise his rights in full under the Option Agreement. There are no voting restrictions on the shares prior to exercise of the Option and warrant.

     As described in Item 3 of this Schedule 13D, the Letter Agreement (attached hereto as Exhibit 1) sets forth certain understandings among Koll Holding, Strategic, FSEP III, FSEP International and the Other Parties with respect to the Proposed Transaction including, among other things, the negotiation of the Proposed Transaction, the contribution of equity, a stockholders agreement, agreements with management and employees, exclusivity and voting and fees and expenses. The consummation of the equity contributions and the entering into of a stockholders agreement and the agreements with management and employees are conditioned upon the prior negotiation and execution of a definitive merger agreement for the Proposed Transaction and other definitive documentation.

     Annex B to the Letter Agreement sets forth the understandings between such persons with respect to their ownership of Common Stock in the event that the Proposed Transaction is consummated, including without limitation as to restrictions on transfer, co-sale/tag along rights, right of first offer, preemptive rights, sale of Issuer, an initial public offering of the Issuer, registration rights, voting, representation on the Issuer's Board of Directors, advisory assistance, general consent rights, consent rights of FSEP III and FSEP International, information and inspection rights and indemnification.

     As described in Item 4 of this Schedule 13D, the Proposal Letter (attached hereto as Exhibit 2) contains the proposal by Newco to the Issuer with respect to the Proposed Transactions, including with respect to the Issuer a discussion of, among other things, the purchase price, the equity financing, the debt financing, the structure, the treatment of existing indebtedness, the employees, the headquarters and the legal documentation and conditions regarding the Proposed Transaction.

     The descriptions of the Letter Agreement and the Proposal Letter contained in this Schedule 13D are qualified in their entirety by reference, respectively, to the Letter Agreement (attached hereto as Exhibit 1) and the Proposal Letter (attached hereto as Exhibit
B).

     None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the BLUM Parties, the FS Parties, the Other Parties or other persons named in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as previously disclosed.

Item 7.  Material to be Filed as Exhibits

     1. Letter agreement dated November 10, 2000 among Koll Holding, Strategic, FSEP III, FSEP International and the Other Parties.

     2.   Proposal Letter dated November 10, 2000.

     3. Amended and Restated Option Agreement dated August 27, 1997 among Koll Co., Koll Holding, Wirta and KRES.

     4. Joint Filing Agreement dated November 15, 2000 among the Reporting Persons.

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:    November 15, 2000

                                   DONALD M. KOLL, an individual


                                   /s/ Donald M. Koll
                                   ------------------------------


                                   KOLL SEPARATE PROPERTY TRUST
                                   u/d/t April 8, 1999


                                   By: /s/ Donald M. Koll
                                       --------------------------
                                       Donald M. Koll
                                       Trustee


                                   THE KOLL COMPANY, a California
                                   corporation


                                   By: /s/ Donald M. Koll
                                       --------------------------
                                       Donald M. Koll
                                       Chairman of the Board and
                                       Chief Executive Officer


                                   THE KOLL HOLDING COMPANY


                                   By: /s/ Donald M. Koll
                                       --------------------------
                                       Donald M. Koll
                                       President

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